Filed Pursuant to Rule 424(b)(3) and (c)
Registration Number 333-213029

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated October 20, 2016)

EASTMAN KODAK COMPANY

21,586,854 shares of Common Stock

This prospectus supplement supplements and amends information contained in the prospectus dated October 20, 2016 as it relates to the resale by the selling shareholders of our common stock. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendment or supplement thereto.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 6 of the prospectus dated October 20, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 7, 2017

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders (and/or the beneficial owners) and the number of shares of common stock beneficially owned by each of them (which includes the number of shares of common stock issuable upon exercise of the warrants held by each of them) as of the date of this prospectus supplement.

The table below supplements or amends the table of selling shareholders contained on pages 9 and 10 of the prospectus dated October 20, 2016. Where the name of a selling shareholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling shareholder supersedes the information in the prospectus. Where the name of a selling shareholder appears in the table in the prospectus but not in the table below, the information set forth in the table in the prospectus is not affected by this prospectus supplement. Information in the table below with respect to beneficial ownership has been furnished by each of the selling shareholders or is based on filings made by the selling shareholders with the Securities and Exchange Commission. The shares, including the shares underlying the warrants, are being registered to permit public secondary trading of the shares, and selling shareholders may offer the shares for resale from time to time. The selling shareholders listed in the table below may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act or in the open market after the date on which they provided the information set forth in the table below.

	Shares Beneficially Owned Prior to This Offering		Shares of Common Stock that May be Sold Hereby	Shares Beneficially Owned After This Offering+
Name	Number	Percent(1)		Number		Percent(1)
BlueMountain Capital Management, LLC(2)	511,358	1.2%	511,358	—		—
George Karfunkel(3)	2,766,278	6.5%	1,399,214	1,367,064		3.2%
Marneu Holding Company(4)	619,629	1.5%	606,000	13,629		*
K.F. Investors LLC(5)	606,417	1.4%	606,417	—		—
Longleaf Partners Small-Cap Fund(6)	14,714,319	27.7%	4,000,000	10,714,319	(7)	20.1%
C2W Partners Master Fund Limited(8)	1,534,710	3.6%	300,000	1,234,710	(7)	2.9%

+	Assumes the selling shareholders will sell all shares of common stock that may be registered pursuant to the registration statement of which the prospectus forms a part. There is no assurance the selling shareholders will resell all or any of their common stock.

*	Indicates less than one percent.

(1)	Percentage of common stock is based on 42,462,863 shares of our common stock outstanding as of May 1, 2017. The calculation of this percentage assumes for each person the acquisition by such person of all shares that may be acquired upon exercise of warrants to purchase shares of common stock or conversion of shares of our 5.50% Series A cumulative preferred stock (“Series A Preferred Stock”), and assumes the other holders of warrants or Series A Preferred Stock do not exercise their warrants or convert their shares of Series A Preferred Stock.

(2)	Includes 255,679 shares of common stock underlying 125% warrants and 255,679 shares of common stock underlying 135% warrants, all of which shares are registerable hereunder. The number of warrants held by each of the funds associated with BlueMountain Capital Management, LLC (the “BlueMountain Funds”) is set forth in footnote (3) to the table in the selling shareholder section of the prospectus. Of the 6,113,700 shares of common stock registered for resale by the BlueMountain Funds and not underlying warrants, 601,283 shares were resold under the registration statement of which the prospectus forms a part and 5,512,417 shares were sold in reliance on exemptions from registration. By means of this prospectus supplement, the purchasers of shares of common stock in such exempt transactions are being added to the prospectus and registration statement of which it forms a part with respect to the shares of common stock purchased from the BlueMountain Funds. The amount has also been updated to reflect the sale by the BlueMountain Funds in reliance on exemptions from registration of 1,335,706 shares of common stock not registered for resale under the registration statement of which the prospectus forms a part.

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(3)	Includes 2,703,376 shares of common stock, of which 1,336,312 shares are registerable hereunder, and 31,451 shares of common stock underlying 125% warrants and 31,451 shares of common stock underlying 135% warrants, all of which shares are registerable hereunder. The amount shown as beneficially owned includes 500,000 shares of common stock owned by Chesed Foundation of America, a charitable foundation controlled by Mr. Karfunkel. The address for Mr. Karfunkel is c/o Eastman Kodak Company, 343 State Street, Rochester, NY 14650.

(4)	Includes 614,041 shares of common stock, of which 606,000 shares are registerable hereunder, and 2,794 shares of common stock underlying 125% warrants and 2,794 shares of common stock underlying 135% warrants, none of which shares are registerable hereunder. The general partners of Marneu Holding Company are Moses Marx and United Equities Realty Associates, the general partners of which are Mr. Marx, Dr. Joseph Fink and Philippe Katz. Mr. Marx holds a direct and indirect 75% general partnership interest in Marneu. Mr. Katz is an observer on the Company’s board of directors. The business address for each of Marneu Holding Company and Messrs. Marx, Fink and Katz is 160 Broadway, 1st Floor, New York, NY 10038.

(5)	Mr. Katz is the manager of K.F. Investors LLC, the business address for which is 160 Broadway, 1st Floor, New York, NY 10038.

(6)	Includes 4,000,000 shares of common stock, all of which shares are registerable hereunder, and 10,714,319 shares of common stock issuable upon conversion of Series A Preferred Stock, none of which shares are registerable hereunder. Southeastern Asset Management, Inc. (“Southeastern”) is the investment counsel for Longleaf Partners Small-Cap Fund (“Longleaf”) and as such may be deemed to have voting and dispositive power over the shares held by Longleaf. Mason Hawkins, Staley Cates and Ross Glotzbach, in their capacities as portfolio managers for Southeastern, make voting and investment decisions on behalf of Southeastern in its capacity as investment counsel for Longleaf. The address for Southeastern is 6410 Poplar Ave. #900, Memphis, TN 38119.

(7)	Assumes the selling shareholder does not sell any shares of Series A Preferred Stock or shares of common stock issuable upon conversion of Series A Preferred Stock, all of which securities have been registered for resale under a separate registration statement which has been filed with the Securities and Exchange Commission and is currently effective.

(8)	Includes 960,000 shares of common stock, of which 300,000 shares are registerable hereunder, and 574,710 shares of common stock issuable upon conversion of Series A Preferred Stock, none of which shares are registerable hereunder. Southeastern is an investment advisor to C2W Partners Master Fund Limited (“C2W”) and as such may be deemed to have dispositive power over the shares held by C2W. Mason Hawkins, Staley Cates and Ross Glotzbach, in their capacities as portfolio managers for Southeastern, make investment decisions on behalf of Southeastern in its capacity as investment advisor to C2W. The address for Southeastern is 6410 Poplar Ave. #900, Memphis, TN 38119.

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